SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AOL Inc.

(Name of Subject Company (Issuer))

AOL Inc.

(Names of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie Jacobs

Executive Vice President, General Counsel and Corporate Secretary

Damien Atkins

Deputy General Counsel

770 Broadway

New York, New York 10003

Telephone: (212) 652-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Brian J. Lane, Esq.

James J. Moloney, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Telephone: (202) 955-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$400,000,000	$45,840

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $400,000,000 in aggregate of up to 14,814,814 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $27.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by AOL Inc., a Delaware corporation (“AOL” or the “Company”), to purchase shares of its common stock, par value $0.01 per share (the “Shares”), up to an aggregate purchase price of $400 million, at a price not greater than $30.00 nor less than $27.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address: The name of the issuer is AOL Inc., a Delaware corporation. The address of its principal executive office is 770 Broadway, New York, New York 10003 and its telephone number is (212) 652-6400.

(b) Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c) Trading Market and Price: The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address: AOL Inc., a Delaware corporation, is the filing person and subject company. The address of its principal executive office is 770 Broadway, New York, New York 10003 and its telephone number is (212) 652-6400. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds: The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations: The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(c) Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated June 28, 2012.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated June 28, 2012.

(a)(5)(ii)	Summary Advertisement, dated June 28, 2012.

(b)	None.

(d)(1)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(2)	Form of Non-Qualified Stock Option Agreement (Version 2), effective December 9, 2010 (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-K dated February 25, 2011).

(d)(3)	Form of Restricted Stock Units Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(4)	Form of Restricted Stock Units Agreement (Version 2), effective December 9, 2010 (incorporated herein by reference to Exhibit 10.11 to the Company’s Form 10-K dated February 25, 2011).

(d)(5)	Amended and Restated Annual Incentive Plan for Executive Officers (incorporated herein by reference to Annex B of the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 2010).

(d)(6)	TheHuffingtonPost.com, Inc. Long-Term Incentive Plan, as amended as of February 28, 2011 (incorporated herein by reference to the Company’s Form S-8 dated March 7, 2011).

(d)(7)	Form of 2011 Annual Bonus Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated August 9, 2011).

(d)(8)	2011 Directors’ Deferred Compensation Plan (incorporated hereby by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 27, 2011).

(d)(9)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated December 9, 2009 (incorporated herein by reference to Exhibit 10.36 to the Company’s Form 10-K dated March 2, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated December 31, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(11)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated January 4, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(12)	Form of Restricted Stock Units Agreement between AOL Inc. and Timothy Armstrong, dated January 4, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(13)	Employment Agreement among AOL LLC, Time Warner Inc. and Timothy Armstrong, dated March 12, 2009 and effective as of April 7, 2009 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Form 10 dated September 16, 2009).

(d)(14)	First Amendment to the Employment Agreement between AOL Inc. and Timothy M. Armstrong, dated December 15, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(15)	Employment Agreement between AOL LLC and Arthur Minson, dated August 24, 2009 and effective as of September 8, 2009 (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Form 10 dated September 16, 2009).

(d)(16)	Executive Employment Agreement between AOL Inc. and Julie Jacobs, dated June 11, 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s Form 10-K dated February 25, 2011).

(d)(17)	2009 Retention Program Letter Agreement between AOL LLC and Julie Jacobs, dated April 1, 2009 (incorporated herein by reference to Exhibit 10.24 to the Company’s Form 10-K dated February 25, 2011).

(d)(18)	RSU Make-Good Program Memo from AOL Inc. to Julie Jacobs, dated March 30, 2010 (incorporated herein by reference to Exhibit 10.25 to the Company’s Form 10-K dated February 25, 2011).

(d)(19)	Amendment to Employment Agreement with Julie Jacobs, dated as of March 30, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated May 4, 2011).

(d)(20)	Second Amendment to the Employment Agreement of Julie Jacobs, dated December 13, 2011 (incorporated herein by reference to Exhibit 10.26 to the Company’s Form 10-K dated February 24, 2012).

(d)(21)	Amended and Restated AOL Inc. 2010 Stock Incentive Plan (incorporated herein by reference to Annex A of the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2012).

(d)(22)	Employment Agreement between AOL Inc. and Timothy M. Armstrong, dated March 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated May 9, 2012).

(d)(23)	Employment Agreement between AOL Inc. and John Reid-Dodick, dated December 1, 2011 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated May 9, 2012).

(d)(24)	Form of Performance Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 10-Q dated May 9, 2012).

(d)(25)	Form of Performance Share Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q dated May 9, 2012).

(d)(26)	Form of Non-Qualified Stock Option Agreement (Version 3) (incorporated herein by reference to Exhibit 10.5 to the Company’s Form 10-Q dated May 9, 2012).

(d)(27)	Form of Notice of Grant of Performance Stock Option (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q dated May 9, 2012).

(d)(28)	Form of Notice of Grant of Performance Share Award (Revenue) (incorporated herein by reference to Exhibit 10.7 to the Company’s Form 10-Q dated May 9, 2012).

(d)(29)	Form of Notice of Grant of Performance Share Award (Relative TSR) (incorporated herein by reference to Exhibit 10.8 to the Company’s Form 10-Q dated May 9, 2012).

(d)(30)	Form of Notice of Grant of Non-Qualified Stock Option (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-Q dated May 9, 2012).

(g)	None.

(h)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AOL INC. /s/ Julie Jacobs
Name:	Julie Jacobs
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: June 28, 2012

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated June 28, 2012.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)	Press Release, dated June 28, 2012.

(a)(5)(ii)	Summary Advertisement, dated June 28, 2012.

(b)	None.

(d)(1)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(2)	Form of Non-Qualified Stock Option Agreement (Version 2), effective December 9, 2010 (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-K dated February 25, 2011).

(d)(3)	Form of Restricted Stock Units Agreement (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(4)	Form of Restricted Stock Units Agreement (Version 2), effective December 9, 2010 (incorporated herein by reference to Exhibit 10.11 to the Company’s Form 10-K dated February 25, 2011).

(d)(5)	Amended and Restated Annual Incentive Plan for Executive Officers (incorporated herein by reference to Annex B of the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 16, 2010).

(d)(6)	TheHuffingtonPost.com, Inc. Long-Term Incentive Plan, as amended as of February 28, 2011 (incorporated herein by reference to the Company’s Form S-8 dated March 7, 2011).

(d)(7)	Form of 2011 Annual Bonus Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated August 9, 2011).

(d)(8)	2011 Directors’ Deferred Compensation Plan (incorporated hereby by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 27, 2011).

(d)(9)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated December 9, 2009 (incorporated herein by reference to Exhibit 10.36 to the Company’s Form 10-K dated March 2, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated December 31, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(11)	Form of Non-Qualified Stock Option Agreement between AOL Inc. and Timothy Armstrong, dated January 4, 2010 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(12)	Form of Restricted Stock Units Agreement between AOL Inc. and Timothy Armstrong, dated January 4, 2010 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(13)	Employment Agreement among AOL LLC, Time Warner Inc. and Timothy Armstrong, dated March 12, 2009 and effective as of April 7, 2009 (incorporated herein by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s Form 10 dated September 16, 2009).

(d)(14)	First Amendment to the Employment Agreement between AOL Inc. and Timothy M. Armstrong, dated December 15, 2009 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated December 22, 2009).

(d)(15)	Employment Agreement between AOL LLC and Arthur Minson, dated August 24, 2009 and effective as of September 8, 2009 (incorporated herein by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Form 10 dated September 16, 2009).

(d)(16)	Executive Employment Agreement between AOL Inc. and Julie Jacobs, dated June 11, 2010 (incorporated herein by reference to Exhibit 10.23 to the Company’s Form 10-K dated February 25, 2011).

(d)(17)	2009 Retention Program Letter Agreement between AOL LLC and Julie Jacobs, dated April 1, 2009 (incorporated herein by reference to Exhibit 10.24 to the Company’s Form 10-K dated February 25, 2011).

(d)(18)	RSU Make-Good Program Memo from AOL Inc. to Julie Jacobs, dated March 30, 2010 (incorporated herein by reference to Exhibit 10.25 to the Company’s Form 10-K dated February 25, 2011).

(d)(19)	Amendment to Employment Agreement with Julie Jacobs, dated as of March 30, 2011 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated May 4, 2011).

(d)(20)	Second Amendment to the Employment Agreement of Julie Jacobs, dated December 13, 2011 (incorporated herein by reference to Exhibit 10.26 to the Company’s Form 10-K dated February 24, 2012).

(d)(21)	Amended and Restated AOL Inc. 2010 Stock Incentive Plan (incorporated herein by reference to Annex A of the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 20, 2012).

(d)(22)	Employment Agreement between AOL Inc. and Timothy M. Armstrong, dated March 28, 2012 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q dated May 9, 2012).

(d)(23)	Employment Agreement between AOL Inc. and John Reid-Dodick, dated December 1, 2011 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q dated May 9, 2012).

(d)(24)	Form of Performance Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 10-Q dated May 9, 2012).

(d)(25)	Form of Performance Share Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-Q dated May 9, 2012).

(d)(26)	Form of Non-Qualified Stock Option Agreement (Version 3) (incorporated herein by reference to Exhibit 10.5 to the Company’s Form 10-Q dated May 9, 2012).

(d)(27)	Form of Notice of Grant of Performance Stock Option (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-Q dated May 9, 2012).

(d)(28)	Form of Notice of Grant of Performance Share Award (Revenue) (incorporated herein by reference to Exhibit 10.7 to the Company’s Form 10-Q dated May 9, 2012).

(d)(29)	Form of Notice of Grant of Performance Share Award (Relative TSR) (incorporated herein by reference to Exhibit 10.8 to the Company’s Form 10-Q dated May 9, 2012).

(d)(30)	Form of Notice of Grant of Non-Qualified Stock Option (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-Q dated May 9, 2012).

(g)	None.

(h)	None.